

December 1, 2022

Lishan Aklog
Chief Executive Officer
Lucid Diagnostics Inc.
One Grand Central Place, Suite 4600
New York, NY 10165

> **Re: Lucid Diagnostics Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2022**
> **File No. 333-268560**

Dear Lishan Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sean Healy at (202) 551-5586 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Eric Schwartz, Esq.